[LETTERHEAD OF SHEARMAN & STERLING LLP]

April 13, 2005

Via EDGAR Transmission

Daniel F. Duchovny, Esq.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	CTI Molecular Imaging, Inc.
Schedule TO-C filed March 18, 2005
filed by Siemens Aktiengesellschaft

CTI Molecular Imaging, Inc.
Schedule TO-T filed April 1, 2005
filed by MI Merger Co., Siemens Medical Solutions USA, Inc. and
Siemens Aktiengesellschaft

Dear Mr. Duchovny:

On behalf of our clients MI Merger Co. (“MI Merger”), Siemens Medical Solutions USA, Inc. (“SMS”) and Siemens Aktiengesellschaft (“Siemens AG”, and, together with MI Merger and SMS, the “Companies”), set forth below are the Companies’ responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 8, 2005, concerning MI Merger’s Schedule TO (the “Schedule TO”) filed April 1, 2005. For your convenience, the responses below follow the sequentially numbered Comments from your letter of April 8, 2005.

Schedule TO-C

1.	We note the statement that neither Siemens nor CTI are under an “obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.” This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

The Companies confirm that they will avoid using this statement in all future communications in connection with this transaction.

Schedule TO-T

Fee Table

2.	Please reconcile your statement in the fee table that 2,148,545 shares of common stock are subject to vested options, warrants and deferred stock units shares and the disclosure on page 3 of the Offer to Purchase that as of March 17, 2005, 3,807,431 shares were reserved for issuance pursuant to outstanding stock options, stock units, warrants and other rights. For example, state whether or not this discrepancy arises because some securities are immediately exercisable or convertible whereas others are not yet vested or are restricted.

The discrepancy noted in the fee table arises because a portion of the securities for which shares are reserved are immediately exercisable or convertible, while other such securities are not yet vested or are restricted.

Offer to Purchase

Acceptance for Payment and Payment of Shares — Page 5

3.	Please revise the language that states that you will return share certificates evidencing unpurchased shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

We have revised the Offer to Purchase in response to your comment.

Certain Information Concerning the Company — Page 11

4.	We note that you have included a “summary” of financial projections provided by CTI Molecular to you. Please provide us with a copy of the complete financial projections and tell us your basis for not disclosing the information in its entirety.

We are providing you with a copy of the complete financial projections under separate cover. The Companies disclosed in the Offer to Purchase the projections received from CTI that may be material, even though the Companies did not rely on such projections in determining the offer price. The additional information not disclosed in the Offer to Purchase similarly was not relied on in determining the offer price and was viewed as immaterial.

5.	We note the statement that none of Siemens Medical Solutions, MI Merger or their respective affiliates intend to update the financial projections to reflect the occurrence of future events. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid this using this statement in all future communications.

The Companies confirm that they will avoid using this statement in all future communications in connection with this transaction.

6.	We note the disclosure that indicates neither Parent nor Purchaser bears any responsibility for the accuracy and completeness of the projections. While the staff does not object to inclusion of qualifying language with respect to such projections, it remains inappropriate to disclaim responsibility for this information. Please revise.

We have revised the Offer to Purchase in response to your comment.

Exhibit (a)(7)

7.	We note that your summary advertisement does not include a statement regarding the federal income tax consequences of the tender offer, as required by Rule 14d-6(d)(2) and Item 1004(a)(1)(xii) of Regulation M-A. Please advise us why this required disclosure was not included here or in the summary section of the tender offer that was disseminated to security holders.

Rule 14d-6(d)(2) and Item 1004(a)(1)(xii) of Regulation M-A require a statement of the federal income tax consequences of the tender offer “if material”. Because the tender offer is for all the shares of CTI for cash, to be followed by a back-end merger to cash out all non-tendering stockholders, we do not consider the tax consequences with respect to the tender offer to be material.

Filed with this letter is a statement from the Companies making the acknowledgements requested in your letter of April 8, 2005.

Please direct any comments or questions regarding the responses to the Staff’s Comments or the Amendment to the undersigned at (212) 848-8902 or by facsimile at (646) 848-8902.

Best regards,

/s/ Stephen M. Besen
Stephen M. Besen, Esq.

cc: Kenneth R. Meyers

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